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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                           ---------------------------

                                  SCHEDULE 13D

                           ---------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ALLIED CAPITAL LENDING CORPORATION
                       ----------------------------------
                                (name of issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         ------------------------------
                         (title of class of securities)

                                   019042 10 0
                              --------------------
                                 (CUSIP number)

                            DAVID GLADSTONE, CHAIRMAN
                        c/o ALLIED CAPITAL ADVISERS, INC.
                          1666 K STREET, NW, 9TH FLOOR
                              WASHINGTON, DC 20006
                         ---------------------------------
            (name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 20, 1996
                             ------------------------
             (date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of

            Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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                                       13D
                              CUSIP No. 019042 10 0

1          Name(s) of reporting person(s)                                  Allied Capital Corporation
           SS or IRS identification number(s)  of                          53-0245085
           person(s)

2          Check the appropriate box if a member of                        (a) [   ]
           a group (see instructions)                                      (b) [   ]

3          SEC USE ONLY

4          Source of funds (see instructions)                              OO

5          Check if disclosure of legal proceedings is                     [   ]
           required pursuant to Item 2(d) or 2(e)

6          Citizenship or place of organization                            Maryland

           Number of shares beneficially owned by each reporting person with:

7          Sole voting power                                               0

8          Shared voting power                                             844,914

9          Sole dispositive power                                          844,914

10         Shared dispositive power                                        0

11         Aggregate amount beneficially owned by                          844,914
           each reporting person

12         Check if the aggregate amount in row 11                         [    ]
           excludes certain shares (see instructions)

13         Percent of class represented by amount in                       16.5%
           row 11

14         Type of reporting person                                        CO
           (see instructions)

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This amends and supplements the statement on Schedule 13G filed by Allied
Capital Corporation (the "Filing Party") on February 14, 1994 and amended on January 27, 1995 ("Amendment No. 1") relating to shares of common stock (the "Common Stock") of Allied Capital Lending Corporation (the "Issuer").

The Filing Party had previously filed on Form 13G believing that the form was available for use by business development companies. The Filing Party now files this Form 13D in order summarize the previous transactions reported and to report the disposition of certain shares of Common Stock on Form 13G. No change has occurred as to the passive nature of the Filing Party's investment in the Issuer.

Item 2.          Identity and Background.

                 Allied Capital Corporation (the "Filing Party") is a closed-end management investment company that has elected to be regulated as a business development company. The Filing Party is organized as a Maryland corporation. Its principal place of business is located at the offices of Allied Capital Advisers, Inc., the Filing Party's investment adviser, at 1666 K Street, NW, 9th Floor, Washington, DC 20006.

                 The following are the principal occupations of the Filing Party's executive officers, and the executive officers of the Filing Party's investment adviser, Allied Capital Advisers, Inc. (Advisers), all of whom are employees of Allied Capital Advisers, Inc., and have their business address at Allied Capital Advisers, Inc., 1666 K Street, NW, 9th Floor, Washington, DC 20006. They are all citizens of the United States.

                         DAVID GLADSTONE, Chairman and Chief Executive Officer of Filing Party and Advisers.

                         JOAN M. SWEENEY, Executive Vice President of
                         Filing Party; President and Chief Operating Officer of Advisers.

                         JON A. DELUCA, Executive Vice President, Chief Operating Officer and Treasurer of Filing Party and Advisers.

                         G. CABELL WILLIAMS III, Director, President and
                         Chief Operating Officer of Allied Capital Corporation; Executive Vice President of Advisers.

                         JOHN M. SCHEURER, Executive Vice President of
                         Advisers.

                         KATHERINE C. MARIEN, Executive Vice President of Advisers.

                 The following are the principal occupations and addresses of the Filing Party's directors, all of whom are citizens of the United States:

                         GEORGE C. WILLIAMS, Financial consultant, 8229 Burning Tree Road, Bethesda, MD 20817; Director of the Filing Party and Advisers.

                         JOSEPH A. CLORETY III, President, Clorety & Co., Inc., 2183 Hallmark Drive, Gambrills, MD 21054.

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                         MICHAEL I. GALLIE, Principal, The Millennium
                         Group, 300 M  Street, SW, Suite 701, Washington, DC
                         20024.

                         WARREN K. MONTOURI, President, Warren K,
                         Montouri, Inc., 2440 Virginia Avenue, NW, Suite D801, Washington, DC 20037.

                         GUY T. STEUART II, President, Steuart Investment Corporation, 5454 Wisconsin Avenue, Suite 1600, Chevy Chase, MD 20815.

                         T. MURRAY TOOMEY, ESQ., Attorney at Law, The
                         Offices of T. M. Toomey, 4701 Sangamore Road, Bethesda, MD 20816.

                 The following are the principal occupations and addresses of Advisers' directors, all of whom are citizens of the United
                 States:

                         WILLIAM L. WALTON, President, Education
                         Partners, Inc., 401 N. Michigan, Suite 3370, Chicago, IL 60611; Director of Advisers; President of Allied Capital Corporation II.

                         SWEP T. DAVIS, President, Tyone Partners LLC
                         (investment firm), 33 Witherspoon, Suite 200, Princeton, NJ 08542.

                         BROOKS H. BROWNE, President, Environmental
                         Enterprises Assistance Fund, 1901 N. Moore Street, Suite 1004, Arlington, VA 22209.

                         ROBERT E. LONG, Chairman and Chief Executive Officer, Business News Network, Inc., 99 Canal Center Plaza, Suite 220, Alexandria, VA 22314.

                 Pursuant to parts (d) and (e) of this Item, neither the Filing Party nor any of its executive officers or directors, nor any of the executive officers or directors of the Filing Party's investment adviser, have anything to disclose.

Item 3.          Source and Amount of Funds or Other Consideration.

                 The Filing Party is the former parent company of the Issuer and owned 100% of the Issuer's then-outstanding common stock until November 1993, when the Issuer completed its initial public offering. Therefore, no consideration was paid per se for the shares currently held by the Filing Party. Since all transactions in the Issuer's Common Stock by the Filing Party have been dispositions, no funds were used and no source of funds has been reported.

Item 4.          Purpose of Transaction.

                 At the time of the initial public offering, the Filing Party sold a portion of its shares in a registered transaction, and retained a total of 1,580,000 shares of Common Stock. As a condition of an order of the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 (the "Order"), the Filing Party has undertaken to divest itself of these shares by no later than December 31, 1998. The sales of Common Stock of the Issuer by the Filing Party are pursuant to this Order.

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Item 5.          Interest in Securities of the Issuer.

                 Following the distribution of an aggregate of 335,086 shares of Common Stock to holders of the Filing Party's common stock as of December 30, 1994 (which distribution was effected on January 6, 1995), the Filing Party beneficially owned an aggregate of 1,244,914 shares of Common Stock.

                 Following the sale of 400,000 shares of Common Stock on December 20, 1996 pursuant to a registration statement on Form N-2 (file No. 333-15709), the Filing Party beneficially owned an aggregate of 844,914 shares of Common Stock. These 844,914 shares have been registered on the same registration statement, and may be sold on a delayed or continuous basis pursuant to Rule 415 to or through underwriters, pursuant to Rule 144, or otherwise as to be determined on terms and at prices also to be determined. As of the date hereof, none of such shares have been sold and no agreement for any such sales have been made.

                 Number of shares as to which the Filing Party has:

                 (i)     SOLE POWER TO VOTE OR DIRECT THE VOTE:                            None                     0%

                 (ii)    SHARED POWER TO VOTE OR DIRECT THE VOTE:                          844,914 shares*          16.5%*

                 (iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF:                                                   844,914 shares           16.5%

                 (iv)    SHARED POWER TO DISPOSE OF OR TO DIRECT
                         THE DISPOSITION OF:                                               None                     0%

                 * see Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Pursuant to the Order, the Filing Party must vote its shares of Common Stock only in the same proportion as the other shares of Common Stock are voted by the other stockholders of the Issuer.

Item 7.          Material to be Filed as Exhibits.

                 A. Excerpted condition from the Order describing the requirement of the Filing Party to vote its shares in proportion to the other shares of the Issuer's Common Stock.

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                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:     January 23, 1997

                               ALLIED CAPITAL CORPORATION

                               By:        /s/ G. Cabell Williams III
                                   -------------------------------------------
                                       G.  Cabell Williams, III
                                       President and Chief Operating Officer



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